SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532-3642

May 9, 2012

VIA FEDERAL EXPRESS AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Accountant (OCA)
100 F Street, N.E.
Washington, D.C. 20549
Attention: Todd E. Hardiman, Associate Chief Accountant
Email: dcaoletters@sec.gov

      Re: SXC Health Solutions Corp.

Dear Mr. Hardiman:

I am Executive Vice President and Chief Financial Officer of SXC Health Solutions Corp. ("SXC"). Further to our telephone conversations on May 2, 2012 and May 4, 2012, I am writing to request relief from certain financial statement presentation requirements for SXC related to the unaudited financial statements of specific interim periods of a company previously acquired not by SXC, but by a company that SXC is proposing to acquire, which are subject to Rule 3-05 of Regulation S-X and the instructions related to Registration Statements on Form S-4, as described below.

Background and Request for Relief

On May 7, 2012, we filed via EDGAR SXC's Registration Statement on Form S-4 (the "Registration Statement") relating to the proposed issuance of shares of SXC's common stock to stockholders of Catalyst Health Solutions, Inc. ("Catalyst") in connection with the proposed merger (the "Merger") of a wholly-owned subsidiary of SXC with and into Catalyst, pursuant to that certain Agreement and Plan of Merger, dated as of April 17, 2012 (the "Merger Agreement"), by and among SXC, SXC Health Solutions, Inc., Catamaran I Corp., Catamaran II LLC and Catalyst.

On June 13, 2011, Catalyst completed its acquisition of all of the outstanding shares of capital stock of Walgreens Health Initiatives, Inc. (n/k/a Catalyst Rx Health Initiatives, Inc.) ("WHI"), which was then a wholly-owned subsidiary of Walgreen Co. ("Walgreen"). Relative to Catalyst, WHI met the significance test of Rule 3-05(b)(2) of Regulation S-X as of the closing date of the WHI acquisition transaction, which required the filing of WHI financial statements for the two most recent fiscal years (audited) and the latest required interim period (unaudited), which Catalyst filed with the Securities and Exchange Commission (the "Commission") on Form 8-K/A on August 19, 2011, as described below.

We note for the Staff that SXC has incorporated by reference into the Registration Statement the following documents, among others (see "Additional Information–Where You Can Find More Information" beginning on page 228 of the Registration Statement):

- Catalyst's Current Report on Form 8-K/A filed with the Commission on August 19, 2011 (the "Catalyst August 2011 8-K/A");

- The audited balance sheets of WHI as of August 31, 2010 and 2009, and the related statements of operations, cash flows and net parent deficit for the years then ended, the related notes thereto and the report of the independent auditors thereon, filed as Exhibit 99.1 to the Catalyst August 2011 8-K/A (collectively, the "WHI Audited Financial Statements"), and the unaudited condensed balance sheets of WHI as of February 28, 2011 and August 31, 2010, and the related unaudited condensed statements of operations, cash flows and net parent deficit for the three- and six-month periods ended February 28, 2011 and 2010 and the related notes thereto, filed as Exhibit 99.2 to the Catalyst August 2011 8-K/A (collectively, the "Q2 2011 WHI Interim Financial Statements"); and

- Catalyst's Current Report on Form 8-K filed with the Commission on May 7, 2012, which includes as Exhibit 99.1 thereto the unaudited selected condensed statements of operations of WHI and the related notes thereto for the three- and nine-month periods ended May 31, 2011 and 2010 (the "Q3 2011 WHI Income Statement").

As discussed with the Staff, the unaudited condensed balance sheet of WHI as of May 31, 2011 and the unaudited condensed statements of cash flows and net parent deficit and the related notes thereto for the three- and nine-month periods ended May 31, 2011 and 2010 (collectively, the "Q3 2011 WHI Other Interim Financial Statements") have neither been prepared nor filed with the Commission and, accordingly, are not included or incorporated by reference into the Registration Statement.

As also discussed with the Staff, the Q3 2011 WHI Income Statement has been derived from the financial information and accounting records provided to Catalyst by Walgreen using the historical results of operations of WHI. Such information and records have certain limitations due to the level of historical accounting records provided to Catalyst by Walgreen. As a result, there are certain differences in the presentation and disclosure of the Q3 2011 WHI Income Statement as compared to the statements of operations in both the WHI Audited Financial Statements and the Q2 2011 WHI Interim Financial Statements. As noted in "Note 2. Basis of Presentation" to the Q3 2011 WHI Income Statement, these differences include: (1) the footnote disclosure of revenue recorded from affiliates of WHI in "Note 7. Related Party Transactions" to the Q2 2011 WHI Interim Financial Statements has been omitted from the footnotes to the Q3 2011 WHI Income Statement, (2) costs allocated by Walgreen to WHI, which were presented as a separate line item captioned "Costs allocated by Parent" in the statements of operations included in the Q2 2011 WHI Interim Financial Statements, have been combined with selling, general and administrative ("SG&A") expenses on the face of the income statement for the Q3 2011 WHI Income Statement, and (3) the footnote disclosure with the amount and break-down of the costs allocated by Walgreen in "Note 7. Related Party Transactions" to the Q2 2011 WHI Interim Financial Statements has been omitted from the footnotes to the Q3 2011 WHI Income Statement (collectively, the "I/S Presentation Differences").

Under the present circumstances, Rule 3-05 of Regulation S-X appears to require (i) the inclusion or incorporation by reference into the Registration Statement of the Q3 2011 WHI Other Interim Financial Statements and (ii) the presentation of the Q3 2011 WHI Income Statement in accordance with Article 10 of Regulation S-X. On behalf of SXC, I hereby respectfully request that the Staff grant relief from these requirements as described herein.

Rationale for Requested Relief

SXC believes that the foregoing request for relief is reasonable and justified under the circumstances. In particular, I note the following:

- The Q3 2011 WHI Other Interim Financial Statements and I/S Presentation Differences are not meaningful to an investor's voting or investment decision.

  o As described above, a significant amount of WHI stand-alone historical financial information is incorporated by reference into the Registration Statement, including (i) the WHI Audited Financial Statements, (ii) the Q2 2011 WHI Interim Financial Statements and (iii) the Q3 2011 WHI Income Statement. In addition, WHI financial results are also included in Catalyst financial results for the year ended December 31, 2011 (from and after June 13, 2011) and the three months ended March 31, 2012 (see incorporation by reference of Catalyst's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filings in "Additional Information–Where You Can Find More Information" beginning on page 228 of the Registration Statement). Therefore, WHI financial results have been reflected in the audited Catalyst consolidated balance sheet as of December 31, 2011, the unaudited Catalyst consolidated balance sheet as of March 31, 2012 and in nearly nine months of Catalyst results of operations and cash flows subsequent to the completion of the WHI acquisition by Catalyst on June 13, 2011.

  o Given the foregoing and the passage of time since the completion of the WHI acquisition, the omission of the Q3 2011 WHI Other Interim Financial Statements from the Registration Statement and the I/S Presentation Differences will not be relevant to a Catalyst stockholder in making a voting or investment decision with respect to the Merger or SXC common stock, or to an SXC shareholder in making a voting decision with respect to the issuance of additional shares of SXC common stock pursuant to the Merger Agreement. No meaningful new information would be available to investors as a result of filing the Q3 2011 WHI Other Interim Financial Statements or additional footnote disclosures to the Q3 2011 WHI statements of operations to reconcile the I/S Presentation Differences (the "Updated Q3 2011 WHI Income Statement").

- <u>The I/S Presentation Differences are not relevant to, and the Q3 2011 WHI Other Interim Financial Statements are not necessary to support, the pro forma financial statements included in the Registration Statement.</u>

  o Included in the Registration Statement are the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2012 and the twelve months ended December 31, 2011 (the latter being referred to as the "<u>12-Month Pro Forma Income Statement</u>"), in each case which gives effect to Catalyst's acquisition of WHI, the Merger and related transactions as if they had occurred on January 1, 2011 (see "SXC Health Solutions Corp. and Catalyst Health Solutions, Inc. Unaudited Pro Forma Condensed Combined Financial Statements" beginning on page 157 of the Registration Statement). The 12-Month Pro Forma Income Statement includes an adjustment that adds the unaudited results of WHI for the six-month period ended May 31, 2011 prior to the closing of the acquisition by Catalyst. The "WHI (actual)" column of the 12-Month Pro Forma Income Statement is derived from the Q3 2011 WHI Income Statement and the statement of operations (the "<u>Q2 2011 WHI Income Statement</u>") included in the Q2 2011 WHI Interim Financial Statements, each of which has been filed with the Commission. The I/S Presentation Differences between the Q3 2011 WHI Income Statement and Q2 2011 WHI Income Statement are immaterial and not relevant to support the 12-Month Pro Forma Income Statement. Costs allocated by Walgreen to WHI are SG&A costs in nature and are included in SG&A in the 12-Month Pro Forma Income Statement. The footnote disclosure with break-out financial information for the Walgreen allocated costs and revenue from affiliates of WHI recorded by WHI that is omitted from the Q3 2011 WHI Income Statement is not meaningful to an investor's understanding of the 12-Month Pro Forma Income Statement.

  o As WHI is reflected in Catalyst's unaudited consolidated balance sheet as of March 31, 2012, a WHI Q3 2011 balance sheet is not necessary to support the pro forma balance sheet included in the Registration Statement. Similarly, a WHI Q3 2011 statement of cash flows is not necessary to support the pro forma financial statements, as there is not a pro forma cash flow statement requirement. In addition, in the absence of a WHI Q3 2011 balance sheet, it is not possible to prepare a WHI Q3 2011 statement of cash flows.

- <u>Preparing the Q3 2011 WHI Other Interim Financial Statements and/or the Updated Q3 2011 WHI Income Statement will be burdensome and time-consuming.</u>

  o Walgreen, the former parent of WHI, retains the accounting books and records relating to WHI's pre-closing financial results. Accordingly, SXC would have to rely on Walgreen – a third party that is neither party to the Merger Agreement nor involved in the Merger or any related transactions – to prepare the Q3 2011 WHI Other Interim Financial Statements and Updated Q3 2011 WHI Income Statement. Therefore, SXC is not in a position to exert direct influence or control over the timing or manner in which such financial statements would be prepared.

    o Relying on a third party outside of SXC's control to prepare such financial statements will likely materially delay the effectiveness of the Registration Statement and completion of the Merger, resulting in significant additional cost to SXC. To take one example, SXC is required to pay its lenders a commitment fee calculated based on the average daily unused amount of the aggregate $1.8 billion debt commitment provided by such lenders at the time the Merger Agreement was executed by the parties. Therefore, SXC incurs significant incremental cost with every day the completion of the Merger is delayed. We have communicated with representatives of Walgreen, who indicated that it may take up to eight weeks to prepare the additional information that would be required to reconcile the I/S Presentation Differences and prepare the Q3 2011 Other Interim Financial Statements, though we are continuing to explore ways to expedite this timeframe. The significant costs and time delay associated with preparing such financial statements far outweigh any incremental benefit derived therefrom.

Conclusion

For the foregoing reasons, I hereby respectfully request, on behalf of SXC, that the Staff grant relief from the requirement in S-X Rule 3-05 and the instructions related to Registration Statements on Form S-4 to prepare and file the Q3 2011 WHI Other Interim Financial Statements and the Updated Q3 2011 WHI Income Statement.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (630) 577-3206, or Gary Gerstman of Sidley Austin LLP, counsel to SXC, at (312) 853-2060.

Very truly yours,

Jeffrey Park
Executive Vice President and CFO
SXC Health Solutions Corp.

cc: Gary D. Gerstman (by e-mail)
       Sidley Austin LLP